UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-40398

HIVE Blockchain Technologies Ltd.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite  855 -789 West Pender Street

Vancouver, BC

V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[  ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXPLANATORY NOTE

On March 20, 2023, HIVE Blockchain Technologies Ltd. (the "Company") announced that it has filed a preliminary short form base shelf prospectus (once filed in final form and receipted by the relevant Canadian securities regulatory authorities, the "Shelf Prospectus") with the securities commissions in each of the Provinces and Territories of Canada.  The Shelf Prospectus, when made final or effective, will allow HIVE to offer up to USD$100,000,000 of common shares, preferred shares, subscription receipts, warrants, options or any combination thereof (collectively, the "Offered Securities") during the 25-month period that the Shelf Prospectus will be effective.

The Shelf Prospectus was filed with the securities regulatory authorities in each Province and Territory of Canada. The offer and sale of the Offered Securities has not been registered under the United States Securities Act of 1933, as amended. This Report on Form 6-K is not a prospectus and is not a solicitation or offer to buy or sell any securities in the United States.

EXHIBIT INDEX

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

99.1	News Release dated March 3, 2023
99.2	Material Change Report dated March 3, 2023
99.3	News Release dated March 20, 2023
99.4	Material Change Report dated March 20, 2023

SIGNATURES

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

By:	/s/ Darcy Daubaras
Name: Darcy Daubaras
Title: Chief Financial Officer

Dated: March 20, 2023